FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886

82-711

02 APR -2 AM 8:2

FOSTER'S
GROUP
Inspiring Global Enjoyment

02028176

689561

Fosters Brewing

PRESS RELEASE

SUPPL

PLEASE DELIVER URGENTLY

The following announcement was made to the Australian Stock Exchange Limited today.

PROCESSED
APR 19 2002
THOMSON
FINANCIAL

TOTAL PAGES: 11

dlw 4/9

Please advise Lina Cucè on 61 3 9633 2105 or Fax on 61 3 9645 7226 if the following names/numbers are outdated.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Foster's Group Limited
ABN	49 007 620 886

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Margaret Lyndsey Cattermole
Date of last notice	18 March 2002

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	-
Date of change	22 March 2002
No. of securities held prior to change	104,762
Class	Ordinary
Number acquired	814
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	814 @ $4.42
No. of securities held after change	105,576
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Shares allocated through the Dividend Re-investment Plan

M/830800

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Dated 2 April 2002

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Foster's Group Limited
ABN	49 007 620 886

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	David Alexander Crawford
Date of last notice	18 March 2002

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest	-
Date of change	22 March 2002
No. of securities held prior to change	7,505
Class	Ordinary
Number acquired	45
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	45 @ $4.42
No. of securities held after change	7,550
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Shares allocated through the Dividend Re-investment Plan

M/830800

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Dated 2 April 2002

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Foster's Group Limited
ABN	49 007 620 886

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Brian Healey
Date of last notice	18 March 2002

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Spouse's name
Date of change	15 January 2002
No. of securities held prior to change	19,960
Class	Ordinary
Number acquired	20,000
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$4.86
No. of securities held after change	39,960
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Exchange of Exchangeable notes to Ordinary Shares.

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Dated 2 April 2002

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Foster's Group Limited
ABN	49 007 620 886

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Graeme William McGregor
Date of last notice	18 March 2002

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	-
Date of change	22 March 2002
No. of securities held prior to change	16,857
Class	Ordinary
Number acquired	271
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	271 @ $4.42
No. of securities held after change	17,128
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Shares allocated through the Dividend Re-investment Plan

M/830800

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Dated 2 April 2002

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Foster's Group Limited
ABN	49 007 620 886

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Francis Joseph Swan
Date of last notice	18 March 2002

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or Indirect interest	Direct and Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	- Family Trust Company
Date of change	22 March 2002
No. of securities held prior to change	63,412
Class	Ordinary
Number acquired	1,032
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	1,032 @ $4.42
No. of securities held after change	64,444
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Shares allocated through the Dividend Re-investment Plan

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Dated 2 April 2002

+ See chapter 19 for defined terms.

FORTIS
Solid partners, flexible solutions

Press release

Brussels / Utrecht, 2 April 2002

Fortis acquires 100% of Intertrust Group

Fortis announces today that it has reached an agreement in principle to acquire Intertrust Group, an international trust and corporate management organisation. The acquisition will be effected through a cash transaction, subject to customary closing conditions. The transaction is expected to be finalized in the second quarter of 2002.

Intertrust Group is one of the leaders in its field, rendering a comprehensive range of services (such as company formation and management, administration, accounting, trust, cash management and treasury services) to a diverse client base consisting of high net worth individuals, owner or family managed businesses, professional intermediaries and multinational corporations. Services are provided out of 12 offices worldwide. The number of full-time employees averages 350.

Intertrust Group's client base, turnover and profit have seen consistent growth over the years.

Intertrust Group's activities will be merged with the trust activities of MeesPierson, the Private Banking business line of Fortis. The activities of Intertrust and MeesPierson are complementary with regard to location and client portfolio.

Fortis

Rue Royale 20
1000 Brussels
Belgium

Archimedeslaan 6
3584 BA Utrecht
The Netherlands

www.fortis.com

MeesPierson
Fortis offers private banking and trust services worldwide under the MeesPierson name. MeesPierson has branches in Belgium, the Netherlands, Luxembourg, Switzerland, France, the United Kingdom, Spain and the Channel Islands, and also operates in the Caribbean region and Asia. MeesPierson's services are geared to wealthy private clients, foundations and non-profit-marking organisations. Besides its private banking business, MeesPierson provides structuring services to private, corporate and institutional clients through its extensive Trust network.

Secretariats press :

Bruxelles : +32 2 565 35 84 *Utrecht* +31 30 257 65 49

Investor Relations :

Brussel : +32 2 510 53 37 *Utrecht* +31 30 257 65 46